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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: March 10, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

NR Communications

AOL CANADA TO TRIAL NEW WIRELESS HIGH SPEED INTERNET
ACCESS TECHNOLOGY WITH NEW VENTURE

Unique and Innovative Broadband Wireless Access Service Delivers
Ease-of-Use, Portability, and Reliability

TORONTO, ON — March 10, 2004 — AOL Canada Inc., a leading interactive service company, and the recently-created venture between Inukshuk Internet Inc., a wholly owned subsidiary of Microcell Telecommunications Inc., Allstream Inc. and NR Communications, LLC, today announced a service trial of the venture's newly deployed broadband wireless network. Over the course of the next several months, AOL Canada will trial the AOL® service over this high speed wireless network in certain areas of Toronto. Last week, the venture launched its new broadband wireless access (BWA) network in Richmond, British Columbia, offering a high speed connectivity alternative to users.

        "AOL Canada is fully committed to offering Canadian consumers a variety of choices to access the AOL service," says Craig Wallace, President and CEO, AOL Canada Inc. "The industry-leading content and features included in the AOL service, coupled with a variety of high speed Internet access options provides users with new and better ways to experience the Internet. High speed wireless connectivity is another important option in our overall multi-band access strategy."

        AOL Canada will trial the AOL service over the venture's fixed wireless network with its "bring your own access" offer — currently available over any high speed connection to provide AOL Members with incomparable features including pre-bundled safety, security, privacy and family-friendly content. The AOL service is currently offered across a range of connectivity options, including dial-up access and a variety of high speed options including AOL Broadband DSL with home networking.

        "On behalf of the venture partners, we are very pleased that AOL Canada has chosen to trial our wireless technology platform and believe this initiative brings a new level of flexibility, portability and ease-of-use to customers," said Ron McKenzie, Senior Vice President, Strategy and Corporate Development, Allstream. "Today's announcement demonstrates the venture's ongoing momentum. It is another significant step towards our collective goal of providing Canadians with more choice for high-speed Internet access services."

        The venture's BWA network uses a wireless IP technology platform, provided by NextNet® Wireless, that is a reliable and proven system based on non-line-of-sight technology. This system offers a true plug-and-play set up, with reliability, portability and competitive pricing. Installation of the portable Customer Premise Equipment (CPE) does not require an external antenna or a service provider truck roll. The CPE can be moved as readily as a laptop computer to function almost anywhere within the network footprint. The core underlying technology will also allow the venture to integrate voice over IP (VoIP) and local network services in mid-2004.

        Inukshuk, as the spectrum licensee, operates the MCS network providing wholesale BWA services. The new network operates across Inukshuk's licensed MCS spectrum, thereby offering customers the security, reliability and predictability of wireless systems that are able to use exclusively licensed spectrum bands.

About AOL Canada Inc.

        AOL Canada Inc. is a leading interactive service company focused on enhancing the Canadian online user experience. AOL Canada is committed to offering Canadians a variety of services that fit the different needs of individuals online.

        The company is a strategic alliance between America Online, Inc., a wholly owned subsidiary of Time Warner, the world's leading media and entertainment company, whose businesses include interactive services, cable systems, filmed entertainment, television networks, music, and publishing; and RBC Royal Bank, the personal and commercial banking division of RBC Financial Group, one of North America's leading diversified financial services companies. The company operates three interactive online services tailored to the Canadian marketplace, AOL® English and French services, CompuServe® and Netscape® Online as well as several leading Internet brands including AOL.CA™, AOL® Canada Search, AOL Instant Messenger™ (AIM™), Netscape.ca and MapQuest®. Working with its more than 100 content and e-commerce providers, the AOL service offers Canadian consumers value and ease-of-use through state-of-the-art features and exclusive content offering. AOL, CompuServe and Netscape are registered trademarks of America Online, Inc. and AOL Instant Messenger is a trademark of America Online, Inc., the world's leader in interactive services, Web brands, Internet technologies and e-commerce services. MapQuest is a registered trademark of MapQuest.com, Inc..

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About the Venture

        In November 2003 Allstream Inc., Inukshuk Internet Inc., a wholly-owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC joined forces to build a Multipoint Communications System (MCS) network to offer high speed Internet, IP-based voice and local networking services to selected markets across Canada using broadband wireless access (BWA) technology. On March 4, 2004 the venture launched its new BWA network in Richmond, British Columbia, offering a high speed connectivity alternative to users. Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Services (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, "last mile" broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan.

        NextNet is a registered trademark of NextNet Wireless, Inc.

For additional information, please contact:

Media:
Becky Bolt, AOL Canada
416-960-6605, beckyboltca@aol.com

May Chong, Allstream
416-345-2342, may.chong@allstream.com

Claire Fiset, Microcell
514-992-1368, claire.fiset@microcell.ca

Investors:
Brock Robertson, Allstream, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, Allstream, 416-345-2326, dan.coombes@allstream.com

Thane Fotopoulos, Microcell
514-937-0102, ext. 8317, thane.fotopoulos@microcell.ca

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SIGNATURES
Unique and Innovative Broadband Wireless Access Service Delivers Ease-of-Use, Portability, and Reliability